October 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Income Credit Strategies Fund

Registration Statement filed on Form N-2

File Nos. 333-233484 and 811-22485

Dear Ms. Dubey:

On behalf of Aberdeen Income Credit Strategies Fund (the “Fund” or the “Registrant”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Robert Hepp and Jennifer Rogers on September 18, 2019, relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering by the Fund of transferable rights to subscribe for additional common shares of beneficial interest (the “Shares”) filed on August 27, 2019.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement..

1.                                    Comment:                                       Please confirm that the ratio for the transferable rights will be no more than one (1) Common Share for every three (3) Rights held.

Response:                                          Confirmed. The ratio for the Registrants transferable rights offering will be at a ratio of one (1) for three (3).

2.                                    Comment:                                       Please remove the sentence on page iv that states “Please note that not all financial intermediaries may offer this service.”

Response:                                          The sentence has been removed.

3.                                    Comment:                                       Please provide confirmation that FINRA has issued a no-objection letter.

Response:                                          The Fund has not yet obtained a no-objection letter from FINRA, but will do so prior to the effective date of the Registration Statement.

4.                                    Comment:                                       Please disclose how derivatives are valued for the purpose of calculating Managed Assets on which the Fund pays fees to the Advisers.

Response:                                          Disclosure has been added.

5.                                    Comment:                                       Please clarify whether it is the Fund or the Shareholders who will be paying the sales load.

Response:                                          Clarifying language has been added.

6.                                    Comment:                                       Please explain in your comment response letter how the Fund changed from a non-diversified fund to a diversified fund.

Response:                                        The Fund was registered as a non-diversified fund, but since it had operated for more than three continuous years as a diversified fund, it became a de facto diversified fund under the SEC guidance provided in Allied Capital Corp., SEC No-Action Letter (Jan. 3, 1989) and cannot operate as a non-diversified fund in the future without first obtaining approval by its shareholders.

7.                                    Comment:                                       Does the Fund invest in covenant lite loans as part of its principal investment strategies? If so, please include the appropriate risk and other disclosure.

Response:                                          The Fund does invest in covenant lite loans. Disclosure has been added to the principal strategies and principal risks sections.

8.                                    Comment:                                       Is there an upper limit on loan origination? If so, please disclose what that limit is.

Response:                                        The Fund intends to limit its acting as an original lender such that after making a loan, loans originated by the Fund will not exceed 5% of the Fund’s Managed Assets.

9.                                    Comment:                                       Disclose how derivatives are valued for the purposes of calculating the Managed Assets upon which the administration fee is based.

Response:                                          Disclosure has been added.

10.                             Comment:                                       Can you confirm in your letter whether there are any open plans for open market repurchase or tender offers.

Response:                                          Registrant confirms that there will be no open market repurchase or tender offers made during the period surrounding the Offer during which such open market repurchase and tender offers would be restricted by Regulation M. Although the Fund has an open market repurchase program, this program has been temporarily suspended by the Board.

11.                             Comment:                                       Consider whether discontinuation of LIBOR should be a principal risk for the Fund.

Response:                                          Discontinuation of LIBOR is not a principal risk for this Fund

12.                               Comment:                                     With respect to the fee table, the waiver or reimbursement must continue for at least one year in order for it to be permitted to be reflected in the fee table.

Response:                                          The expense limitation period has been updated.

13.                             Comment:                                       Add disclosure regarding the four conditions that the Fund must comply with for transferable rights offerings.

Response:                                          Disclosure has been added.

14.                             Comment:                                       It is noted that the disclosure provides that “The Fund will not act as an original lender for a loan if, after making such loan, loans originated by the Fund would exceed 20% of the Fund’s Managed Assets.” Please confirm whether the Fund intends to originate loans such that the loans would exceed 5% of the Fund’s Managed Assets, in which case additional comments will be provided by the staff.

Response:                                          The Fund intends to limit its acting as an original lender such that after making a loan, loans originated by the Fund will not exceed 5% of the Fund’s Managed Assets.  The referenced disclosure has been revised accordingly.

15.                             Comment:                                       Please confirm to us that the fee table includes interest and dividend expense of short sales.

Response:                                          The Fund did not have short sales during the relevant period reflected by the fee table.

16.                             Comment:                                       Please clarify whether there is one lead portfolio manager in the group of four or whether they are jointly and primarily responsible for the day-to-day management of the Fund’s assets.

Response:                                          Clarifying language has been added.

17.                             Comment:                                       Please disclose whether there is any current intention of the Fund to issue preferred shares.

Response:                                          Disclosure has been added.

18.                             Comment:                                       Please clarify in investment restriction 3 that the securities of state and municipal governments or their political subdivisions, which are excluded from the calculation of the industry concentration limit therein, are tax-exempt.

Response:                                          The Registrant respectfully declines to make the requested change.  We respectfully submit that the tax status of a security is not meant to define, and should not be the determinative factor for purposes of defining, whether a security is considered part of an industry. Rather, the determinative factor is whether the issuer of the security is, or is deemed to be, a governmental entity. As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”), “the statement of policy required by Section 8(b)(1)(E) of the [Investment Company Act of 1940] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (Emphasis added). In addition, the Release, in discussing diversification, states that “‘issuer’ … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security.” As such, if a governmental entity is guaranteeing the security, it should be considered the “issuer” of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt. There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances.

Also, we note that this approach is in accordance with the discussion regarding the identification of issuers of securities contained in the report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the America Bar Association.(1)

19.                             Comment:                                       In your response to the Staff, please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977); Letter to Pilgrim Prime Rate Trust (June 29, 1989).

Response:                                          The Registrant acknowledges the above-referenced guidance and it intends to comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of the Fund’s concentration policy.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 405-5757.  Thank you.

Sincerely,

/s/ Jennifer Rogers
Jennifer Rogers

(1)         See “The Report of the Task Force on Investment Company Use of Derivatives and Leverage,” Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010), available at http://apps.americanbar.org/buslaw/blt/content/ibl/2010/08/0002.pdf.

cc:	Margery Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP
Jay Spinola, Willkie Farr & Gallagher LLP
Neesa Sood, Willkie Farr & Gallagher LLP